Exhibit 10.4

EMPLOYMENT AGREEMENT

AGREEMENT, made and entered into as of April 2, 2003 (the "Effective Date") by and between The Titan Corporation, a Delaware corporation (together with its successors and assigns, the "Company"), and Mark Sopp (the "Executive").

W I T N E S S E T H :

WHEREAS, the Executive is currently employed as Senior Vice-President, Chief Financial Officer and Treasurer of the Company and the Company desires to continue to have the Executive serve in such positions;

WHEREAS, the Company desires to enter into an agreement embodying the terms of such continued employment (this "Agreement") and the Executive desires to enter into this Agreement and to accept such continued employment, subject to the terms and provisions of this Agreement;

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the receipt of which is mutually acknowledged, the Company and the Executive (individually a "Party" and together the "Parties") agree as follows:

1.   Definitions.

(a)   "Accrued Obligations" shall mean:

(i)   any earned but unpaid amounts as of the date of termination, including, but not limited to, Base Salary through the date of termination, reimbursement for business expenses and any incentive awards earned for performance periods that have ended;

(ii)   a Pro-Rata Target Bonus;

(iii)   any compensation previously deferred by the Executive together with any vested Company matching contribution and accrued interest thereon; and

(iv)   accrued but unpaid vacation days through the date of termination.

(b)   "Affiliate" of a specified person or entity shall mean a person or entity that directly or indirectly controls, is controlled by, or is under common control with, the person or entity specified.

(c)   "Base Salary" shall mean the annualized salary provided for in Section 4 below or any increased salary granted to the Executive pursuant to Section 4.

(d)   "Board" shall mean the Board of Directors of the Company.

(e)   "Cause" shall mean:

(i)   the willful and continued failure of the Executive to perform substantially the Executive's duties hereunder (other than any such failure resulting from incapacity due to physical or mental illness or following the Executive's delivery of a notice that he is terminating his employment for Good Reason), provided that the Company demonstrates that such failure has a material and injurious effect on the Company and provided, further, that a written demand for substantial performance is first delivered to the Executive by the Board that specifically identifies the manner in which the Board believes that the Executive has not substantially performed the Executive's duties and the resulting material, injurious effect on the Company; or

(ii)   the willful engaging by the Executive in gross misconduct or the conviction of the Executive of a felony (such conviction having been finally adjudicated without further appeal) that is materially and demonstrably injurious to the Company.

For the purposes of this definition of "Cause", no act, or failure to act, on the part of the Executive shall be considered "willful" unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that the Executive's action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company.

(f)   "Change of Control" shall have the same meaning as ascribed to such term in the Executive Change of Control Agreement between the Executive and the Company dated as of March   (the "Change of Control Agreement").

(g)   "Disability" shall mean the Executive's inability, due to physical or mental incapacity, to substantially perform his duties and responsibilities under this Agreement for a period of six consecutive months as determined by a medical doctor selected by the Company and the Executive. If the Parties cannot agree on a medical doctor, each Party shall select a medical doctor and the two doctors shall select a third who shall be the approved medical doctor for this purpose.

(h)   "Good Reason" shall mean the occurrence of any of the following events without the prior written consent of the Executive:

(i)   the assignment to the Executive of any duties inconsistent in any respect with the Executive's positions (including status, offices, titles and reporting requirements), authority, duties or responsibilities as contemplated in Section 3(a), or any other diminution in such positions, authority, duties or responsibilities (whether or not occurring solely as a result of the Company's ceasing to be a publicly traded entity), excluded for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and that is remedied by the Company promptly after receipt of notice thereof given by the Executive;

(ii)   any failure by the Company to comply with Sections 4, 5, 6 or 7 of this Agreement, other than an isolated, insubstantial and inadvertent action not taken in bad faith and that is remedied by the Company promptly after receipt of notice thereof given by the Executive;

(iii)   the Company ceasing to be a publicly traded company, or the Company's requiring the Executive to be based at any office or location other than as provided in Section 3(c);

(iv)   failure of the Company to extend the Term of this Agreement, or any extension thereof, before the end of the initial two year term or any extension thereof;

(v)   any purported termination by the Company of the Executive's employment otherwise than expressly permitted by this Agreement; or

(vi)   any failure by the Company to obtain the assumption of its obligations to perform this Agreement by any successor to all or substantially all of the assets of the Company, whether by written agreement or operation of law.

(i)   "Pro-Rata Target Bonus" shall mean the Target Bonus multiplied by a fraction, the numerator of which is the number of days that the Executive was employed in the applicable performance period and the denominator of which shall be the number of days in the applicable performance period.

(j)   "Target Bonus" shall mean the greater of (i) 60% of Base Salary and (ii) the Executive's target bonus opportunity for the applicable year.

(k)   "Term" shall mean the period specified in Section 2 below (including any extension as provided therein).

2.   Term of Employment.

The term of employment hereunder shall begin as of the Effective Date, and shall continue through the second anniversary of the Effective Date (the "Term"), provided, however, that the extension of the Term of this Agreement shall be reviewed by the Board on an annual basis. If either Party elects not to extend the Term hereof, then such Party shall give advance written notice to the other Party of not less than 120 days prior to the expiration of the Term, or any extension thereof, that such Party is electing not to extend the Term. Notwithstanding the foregoing, the Term shall end on the date on which the Executive's employment is earlier terminated by either Party in accordance with the provisions of Section 9 below.

3.   Position, Duties and Responsibilities; Place of Employment.

(a)   During the Term, the Executive shall serve as the Senior Vice President, Chief Financial Officer and Treasurer of the Company and shall be responsible for the general management of all the financial affairs of the Company. As Senior Vice President, Chief Financial Officer and Treasurer of the Company, the Executive shall have all authorities, duties and responsibilities customarily exercised by an individual serving in those positions in a corporation of the size and nature of the Company. The Executive, in carrying out his duties under this Agreement, shall report to the Chief Executive Officer of the Company. During the Term, the Executive shall devote substantially all of his business time and attention to the business and affairs of the Company.

(b)   Nothing herein shall preclude the Executive from (i) serving on the boards of directors of a reasonable number of other corporations with the concurrence of the Board, (ii) serving on the boards of a reasonable number of trade associations and/or charitable organizations, (iii) engaging in charitable activities and community affairs and (iv) managing his personal investments and affairs, provided that such activities set forth in this Section 3(b) do not interfere with the effective discharge of his duties and responsibilities under Section 3(a).

(c)   The Executive's principal place of employment shall be San Diego, California.

4.   Base Salary.

During the Term, the Executive shall be paid an annualized Base Salary of $325,000, payable in accordance with the regular payroll practices of the Company. The Base Salary shall be reviewed annually for any increase in the discretion of the Board.

5.   Annual Incentive Awards.

During the Term, the Executive shall be eligible to participate in the Company's annual incentive plan for senior executives (the "Bonus Plan"), including any supplemental bonus plan. For the Bonus Plan, the Executive shall have a target bonus opportunity each year of up to 60% of Base Salary, based on the achievement of annual performance objectives approved by the Chief Executive Officer. The Executive shall be paid his annual incentive awards, including any supplemental bonus award, at the same time that other senior executives of the Company are paid such awards, but in no event more than 90 days after the end of the applicable performance period.

6.   Long-Term Incentive Programs.

During the Term, the Executive shall be eligible to participate in any long-term incentive program of the Company made available to other senior-level executives generally, including, but not limited to, the Company's 2002 Employee and Director Stock Option and Incentive Plan and the 2002 Employee Stock Purchase Plan.

7.   Employee Benefit and Retirement Programs; Perquisites; Vacation.

(a)   During the Term, the Executive shall be entitled to participate in all employee pension and welfare benefit plans, programs and arrangements made available to the Company's senior-level executives or to its employees generally on the same terms and conditions as other senior-level executives, as such plans, programs or arrangements may be in effect from time to time, including, without limitation, pension, profit sharing, savings, estate preservation and other retirement plans or programs, 401(k), medical, dental, hospitalization, short-term and long-term disability and life insurance plans, accidental death and dismemberment protection, travel accident insurance, and all other pension or retirement plans or programs (including the Company's Deferred Compensation Plan) and employee welfare benefit plans or programs that may be sponsored by the Company from time to time, including any plans or programs that supplement the above-listed types of plans or programs, whether funded or unfunded. The Executive agrees to cooperate with any required eligibility procedures with respect to such plans, programs and arrangements, including without limitation customary medical underwriting procedures. The Executive shall also be eligible to participate in the Company's Supplemental Retirement Plan for Key Executives, as in effect from time to time.

(b)   The Executive shall be entitled to receive perquisites provided to other senior-level executives.

(c)   The Executive shall be entitled to paid vacation in accordance with Company policy.

8.   Reimbursement of Business Expenses.

During the Term, the Executive is authorized to incur reasonable expenses in connection with carrying out his duties and responsibilities under this Agreement and the Company shall reimburse him for all such expenses incurred in connection with carrying out the business of the Company, subject to documentation in accordance with the Company's policy.

        9.   <u>Termination of Employment</u>.

        (a)   <u>Termination without Cause or Termination for Good Reason</u>.

In the event (x) the Executive's employment hereunder as Senior Vice President, Chief Financial Officer and Treasurer of the Company is terminated by the Company without Cause, other than due to Disability or death, or (y) the Executive terminates his employment for Good Reason with 60 days advance notice, in each case prior to a Change in Control, the Executive shall be entitled to the following:

        (i)   Accrued Obligations;

        (ii)   a lump-sum payment in an amount equal to two times the sum of the Executive's (x) Base Salary and (y) Target Bonus for the year of termination, payable promptly following such termination;

        (iii)   immediate vesting of any outstanding equity awards, including, but not limited to, stock options and restricted stock;

        (iv)   immediate and full vesting of the Executive's account balances under the Company's 401(k) plan and deferred compensation plan, or any successor thereto, as of the date that the Executive's employment terminates;

        (v)   any other entitlement, benefit or compensation due the Executive under any other applicable plan, program, policy, arrangement of, or other agreement with, the Company or any of its Affiliates;

        (iii)   continuation of the Company's Group medical, dental and vision benefits for the Executive (and his dependents), at the cost of the Company, for a period of two years after the date of employment termination (with COBRA benefits thereafter at the cost of the Executive), or until a new employer of Executive provides health benefits coverage, whichever occurs earlier.

(b)   Termination Due to Death or Disability. In the event that the Executive's employment hereunder is terminated due to his death or Disability, the Executive (or his estate, legal representatives, or his beneficiaries, as the case may be), shall be entitled to the following:

(i)   Accrued Obligations;

(ii)   in the case of Disability: (A) disability benefits provided in accordance with the Company's long-term disability program, if any, in effect for senior level executives at the Company; and (B) continuation of the Company's Group medical, dental and vision benefits for the Executive (and his dependents), at the cost of the Company, for a period of two years following the date of employment termination (with COBRA benefits thereafter at the cost of the Executive), or until a new employer of Executive provides health benefits coverage, whichever occurs earlier;

(iii)   treatment of any outstanding equity awards in accordance with the applicable plan and award agreement; and

(iv)   any other entitlement, benefit or compensation due the Executive under any other applicable plan, program, policy, arrangement of, or other agreement with, the Company or any of its Affiliates.

(c)   Termination by the Company for Cause; Voluntary Resignation without Good Reason.

(i)   A termination for Cause shall not take effect unless the provisions of this subclause (i) are complied with. There shall have been delivered to the Executive a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Board (excluding the Executive) at a meeting of the Board called and held for such purpose (after reasonable notice is provided to the Executive and the Executive is given an opportunity, together with his counsel, to be heard before the Board), finding that, in the good faith opinion of the Board, the Executive is guilty of the conduct described in Section 1(e)(i) or Section 1(e)(ii), and specifying the particulars thereof in detail.

(ii)   In the event the Company terminates the Executive's employment as Senior Vice President, Chief Financial Officer and Treasurer of the Company for Cause, or the Executive voluntarily resigns without Good Reason after first giving the Company 60 days advance written notice, the Executive shall be entitled to:

(A)　　payment of Base Salary through the date of termination;

(B)　　treatment of any outstanding equity awards in accordance with the applicable plan or award agreement; and

(C)　　any other entitlement, benefit or compensation due the Executive under any other applicable plan, program, policy, arrangement of, or other agreement with, the Company or any of its Affiliates.

(d)　　Retirement. The Executive shall be entitled to retire as Senior Vice President, Chief Financial Officer and Treasurer of the Company upon 180 days advance written notice to the Board, provided, that, the Executive is at least 60 years of age at the time of retirement. In the event the Executive elects to retire and provides the required notice, the Executive shall be entitled to the payments, benefits and other entitlements set forth above in Section 9(a).

(e)　　Release of Claims. In order to be entitled to the payments, rights and other entitlements in Section 9(a) or Section 9(d) above, the Executive shall be required to execute and deliver a release of claims against the Company in the form of Exhibit A attached hereto.

(f)　　Nature of Payments. Any amounts due under this Section 9 are in the nature of severance payments considered to be reasonable by the Company and are not in the nature of penalty.

(g)　　Resignation. Notwithstanding any other provision of this Agreement, upon the termination of the Executive's employment for any reason, unless otherwise requested by the Board, he shall immediately resign from any and all boards of directors and officer positions of subsidiaries and Affiliates of the Company that he may hold, and as a trustee of, or fiduciary to, any employee benefit plan of the Company or any of its Affiliates. The Executive hereby agrees to execute any and all documentation of such resignations upon request by the Company, but he shall be treated for all purposes as having so resigned upon termination of his employment, regardless of when or whether he executes any such documentation.

10.　　Change of Control.

Anything herein to the contrary notwithstanding, to the extent applicable, the Executive shall also be entitled to any compensation, benefit or entitlement provided pursuant to the Change of Control Agreement, provided that if any item of compensation or benefit or any entitlement is provided under this Agreement which is more favorable to the Executive than the corresponding item of compensation or benefit or entitlement under the Change of Control Agreement, or if an item of compensation or benefit or any entitlement is provided under this Agreement, but not under the Change of Control Agreement, such item of compensation or benefit or such entitlement, as the case may be, shall be provided in accordance with the terms of this Agreement. In no event, however, shall the Executive be entitled to duplication as to any item of compensation or benefit or as to any entitlement that is provided under both this Agreement and the Change of Control Agreement. In the case of any such duplication, the Executive shall be entitled to the provision of this Agreement or the Change of Control Agreement that is most favorable to the Executive.

11.   Confidentiality; Assignment of Rights.

(a)   During the Term and thereafter, other than in the ordinary course of performing his duties for the Company or as required in connection with providing any cooperation to the Company pursuant to Section 14 below, the Executive agrees that he shall not disclose to anyone or make use of any trade secret or proprietary or confidential information of the Company or any Affiliate of the Company, including such trade secret or proprietary or confidential information of any customer or other entity to which the Company owes an obligation not to disclose such information, which he acquires during the course of his employment, including, but not limited to, records kept in the ordinary course of business, except when required to do so by a court of law, by any governmental agency having supervisory authority over the business of the Company or by any administrative or legislative body (including a committee thereof) with apparent or actual jurisdiction to order him to divulge, disclose or make accessible such information. In the event the Executive is requested to disclose information as contemplated in the preceding sentence, the Executive agrees, unless otherwise prohibited by law, to give the Company's then-General Counsel prompt written notice of any request for disclosure in advance of the Executive making such disclosure in order to permit the Company a reasonable opportunity to challenge such disclosure.

(b)   The Executive hereby sells, assigns and transfers to the Company all of his right, title and interest in and to all inventions, discoveries, improvements and copyrightable subject matter (the "rights") which during the course of his employment are made or conceived by him, alone or with others, and which are within or arise out of any general field of the Company's business or arise out of any work he performs, or information he receives regarding the business of the Company, while employed by the Company. The Executive shall fully disclose to the Company as promptly as available all information known or possessed by him concerning the rights referred to in the preceding sentence, and upon request by the Company and without any further remuneration in any form to him by the Company, but at the expense of the Company, execute all applications for patents and for copyright registration, assignments thereof and other instruments and do all things which the Company may deem necessary to vest and maintain in it the entire right, title and interest in and to all such rights.

(c)   The Executive agrees that at the time of the termination of employment, whether at the instance of the Executive or the Company, and regardless of the reasons therefor, he will deliver to the Company, and not keep or deliver to anyone else, any and all notes, files, memoranda, papers and, in general, any and all physical matter and computer files containing information, including any and all documents relating to the conduct of the business of the

Company or any of its Affiliates which are in his possession or control, except for (i) any documents for which the Company has given written consent to removal at the time of termination of the Executive's employment, (ii) papers and other materials of a personal nature, including, but not limited to, photographs, correspondence, personal diaries, calendars and Rolodexes, (iii) any information the Executive reasonably believes may be necessary for his tax purposes and (iv) copies of plans, programs and agreements relating to his employment or termination thereof, with the Company.

       12.   Non-Competition; Non-Solicitation.

       (a)   During the Term and until the second anniversary of the date of termination of the Executive's employment, including his retirement as Senior Vice-President Chief Financial Officer and Treasurer of the Company, the Executive agrees that he shall not, other than in the ordinary course of performing his duties hereunder or as agreed by the Company in writing, engage in a "Competitive Business," directly or indirectly, as an individual, partner, shareholder, director, officer, principal, agent, employee, trustee, consultant, or in any relationship or capacity, in any geographic location in which the Company or any of its Affiliates is engaged in business. The Executive shall not be deemed to be in violation of this Section 12(a) by reason of the fact that he owns or acquires, solely as an investment, up to two percent (2%) of the outstanding equity securities (measured by value) of any entity.

       "Competitive Business" shall mean a business that competes with a business that (i) was being conducted by the Company or any of its Affiliates at the time of the alleged violation, (ii) the Company or any of its Affiliates was seeking to conduct, or seriously considering conducting, if such alleged violation of this Section 12(a) is during the Term or (iii) the Company or any of its Affiliates was seeking to conduct, or seriously considering conducting, during the Term and the Company or any of its Affiliates is actually conducting, seeking to conduct or seriously considering conducting at the time of the alleged violation, if such alleged violation of this Section 12(a) is after the date of termination of the Executive's employment, including his retirement as President and Chief Executive Officer of the Company. "Competitor" shall mean any entity which is engaged in any Competitive Business.

       (b)   The Executive agrees that for a period of two years following termination of his employment, including his retirement as Senior Vice-President, Chief Financial Officer and Treasurer of the Company, he will not, without the prior written consent of the Company, directly or indirectly, solicit for hire any officer, employee or consultant of the Company or any of its Affiliates, or knowingly solicit or encourage any such officer, employee or consultant to leave the employ of the Company or its Affiliates, as the case may be. Anything herein to the contrary notwithstanding, it shall not be a violation of this Section 12(b) for the Executive, upon request by an unrelated third party employer (prospective or otherwise), to provide a personal reference for such employee setting forth his personal views about such employee.

       (c)   The Executive agrees that for a period of two years following the termination of his employment, including his retirement as Senior Vice-President, Chief

Financial Officer and Treasurer of the Company, he will not, without the prior written consent of the Company, knowingly solicit or encourage any customer of the Company or any of its Affiliates to reduce or cease its business with the Company or any such Affiliate or otherwise knowingly interfere with the relationship of the Company or any Affiliate with its customers.

13. <u>Injunctive and Other Relief</u>.

The Executive acknowledges that his services are of a special, unique, unusual, extraordinary and intellectual character giving them a peculiar value, the loss of which cannot be reasonably or adequately compensated for in damages. Therefore, the Executive expressly agrees and acknowledges any breach or threatened breach of any obligation under Section 11 or Section 12 above will cause the Company irreparable harm for which there is no adequate remedy at law, and as a result of this the Company shall be entitled to the issuance by a court of competent jurisdiction of an injunction, restraining order or other equitable relief in favor of itself, without the necessity of posting a bond, restraining the Executive from committing or continuing to commit any such violation.

14. <u>Cooperation and Consulting Period</u>

Following the Executive's termination of employment, upon reasonable request by the Company, the Executive shall cooperate with the Company with respect to any litigation or other dispute relating to any matter in which he was involved or had knowledge during his employment with the Company. The Company shall reimburse the Executive for all reasonable out-of-pocket costs, such as travel, hotel and meal expenses, incurred by the Executive in providing any cooperation pursuant to this Section 14.

The Executive further agrees that if he receives severance pursuant to Section 9(a) or Section 9(d) above that he will provide consulting services to the Company, not to exceed 20 days per year, for two years following the date of termination of his employment.

15. <u>Assignability; Binding Nature</u>.

This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, heirs (in the case of the Executive) and assigns. No rights or obligations of the Company under this Agreement may be assigned or transferred by the Company except that such rights or obligations may be assigned or transferred pursuant to a merger or consolidation in which the Company is not the continuing entity, or the sale or liquidation of all or substantially all of the assets of the Company, provided that the assignee or transferee is the successor to all or substantially all of the assets of the Company and such assignee or transferee assumes the liabilities, obligations and duties of the Company, as contained in this Agreement, either contractually or as a matter of law. No rights or obligations of the Executive under this Agreement may be assigned or transferred by the Executive other than his rights to compensation and benefits, which may be transferred only by will or operation of law, except as provided in Section 18(d) below.

16.   Entire Agreement.

This Agreement contains the entire understanding and agreement between the Parties concerning the subject matter hereof and supersedes all prior agreements, understandings, discussions, negotiations and undertakings, whether written or oral, between the Parties with respect thereto. Anything herein to the contrary notwithstanding, this Agreement shall not supercede any outstanding equity award agreements between the Executive and the Company, the Change of Control Agreement, the Indemnity Agreement between the Executive and the Company dated February 28, 2002 (the "Indemnity Agreement") or any outstanding loans or promissory notes, all of which remain in full force and effect. In the event of any inconsistency between any provision of this Agreement and any provision of any other applicable Company plan, policy, program, arrangement or other agreement, the provisions of this Agreement shall control.

17.   Notices.

All notices and other communications required or permitted hereunder shall be in writing and shall be deemed given when (a) delivered personally, (b) three days after mailing by certified or registered mail, postage prepaid, return receipt requested or (c) two days after being sent by overnight courier (provided that a written acknowledgment of receipt is obtained by the overnight courier) to the Party concerned at the address indicated below or to such changed address as such Party may subsequently give such notice of in accordance with this Section 17:

If to the Company: The Titan Corporation
                            3033 Science Park Road
                            San Diego, CA 92121
                            Attention: Chief Executive Officer

If to the Executive: Mark Sopp
                            c/o The Titan Corporation
                            3033 Science Park Road
                            San Diego, CA 92121

18.   Miscellaneous Provisions.

(a)   Amendment or Waiver. No provision in this Agreement may be amended unless such amendment is agreed to in writing and signed by the Executive and an authorized officer of the Company. No waiver by either Party of any breach by the other Party of any condition or provision contained in this Agreement to be performed by such other Party shall be deemed a waiver of a similar or dissimilar condition or provision at the same or any prior or subsequent time. Any waiver must be in writing and signed by the Party against whom it is being enforced (either the Executive or an authorized officer of the Company, as the case may be).

(b)   Severability. In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law so as to achieve the purposes of this Agreement.

(c)   Survivorship. Except as otherwise expressly set forth in this Agreement, upon the expiration of the Term, the respective rights and obligations of the Parties shall survive such expiration to the extent necessary to carry out the intentions of the Parties as embodied in the rights (such as vested rights) and obligations of the Parties under this Agreement, including, but not limited to, Section 11 (confidentiality; assignment of rights), Section 13 (injunctive and other relief) and Section 14 (cooperation and consulting period).

(d)   Beneficiaries; References. The Executive shall be entitled, to the extent permitted under any applicable law, to select and change a beneficiary or beneficiaries to receive any compensation or benefit payable hereunder following the Executive's death by giving the Company written notice thereof. In the event of the Executive's death or a judicial determination of his incompetence, references in this Agreement to the Executive shall be deemed, where appropriate, to refer to his beneficiary, estate or other legal representative.

(e)   Indemnification. The Company agrees to indemnify the Executive against any claims that arise in connection with his service as an officer or director of the Company in accordance with the Company's by-laws and the Indemnity Agreement.

(f)   Reimbursement for Legal Fees. In the event that the Executive incurs reasonable legal fees or other expenses in an effort to secure, preserve or obtain payments, benefits or entitlements under this Agreement, the Company shall, regardless of the outcome of such effort, reimburse the Executive for such fees and expenses, after the Executive's written submission of a request for reimbursement together with evidence that such fees and expenses were incurred.

(g)   Governing Law. This Agreement shall be governed in accordance with the laws of Delaware without reference to principles of conflicts of law.

(h)   Headings. The headings of the sections contained in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any provision of this Agreement.

(i)   Withholding. The Company shall withhold from any amounts payable under this Agreement such United States federal, state or local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation. The Executive acknowledges that except for such withholding, and except for such gross-ups as are specifically provided herein, he is responsible for paying his own taxes.

(j)   Counterparts. This Agreement may be executed in two or more counterparts.

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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

THE TITAN CORPORATION

By: /s/ GENE W. RAY
Name: Gene W. Ray
Title: Chairmen, Chief Executive Officer and President

THE EXECUTIVE

 /s/ MARK W. SOPP
Mark W. Sopp

Executive's Release of Claims

AGREEMENT AND RELEASE

THIS AGREEMENT AND RELEASE is executed by Mark Sopp (the "Executive") releasing certain claims against The Titan Corporation, a Delaware corporation (together with its successors and assigns, the "Company"), and certain affiliated parties.

WHEREAS, the Executive and the Company have entered into an employment agreement as of _____ (the "Employment Agreement");

WHEREAS, Executive's employment with the Company has terminated, including by retirement, and as such Executive is due certain payments and entitlements pursuant to the Employment Agreement subject to the Executive's executing this Agreement and Release.

NOW, THEREFORE, in consideration of the payments set forth in Section 9 of the Employment Agreement and other good and valuable consideration, the Executive agrees as follows:

1.   The Executive, on behalf of himself and his dependents, heirs, administrators, agents, executors, successors and assigns, hereby releases and forever discharges the Company and all of its current and former subsidiaries, joint venturers and affiliates, and all of their respective directors, shareholders, officers, employees, agents, attorneys, insurers, employees and all individuals or entities acting by, through, under or in concert with any of them (collectively, the "Released Parties"), from any and all charges, controversies, claims, wages, rights, agreements, actions, costs or expenses, causes of action, obligations, damages, losses, promises and liabilities of whatever kind or nature, in law or equity or otherwise, whether known or unknown, suspected or unsuspected, from the beginning of time to the date the Executive executes this Agreement and Release, including, but not limited to, any claims directly or indirectly arising out of, based upon or relating in anyway to Executive's employment with Titan or any affiliate, or the termination thereof, or relating to or arising from any alleged act or omission by any of the Released Parties.

Without limiting the generality of the foregoing, the Executive expressly waives and releases all claims the Executive may have under the Age Discrimination in Employment Act (ADEA), as amended by the Older Workers' Benefit Protection Act (OWPBA) or any state counterpart, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Equal Pay Act, the Family and Medical Leave Act, all claims of discrimination, retaliation or harassment under the California Fair Employment and Housing Act, all claims under the California Labor Code, the California Constitution, the California Family Rights Act, the California Industrial Welfare Commission Orders or any local, state or federal law or regulation governing discrimination in employment; all claims under state contract or tort law such as wrongful termination, assault, invasion of privacy, breach of the implied covenant of good faith and fair dealing, defamation or negligent or intentional infliction of emotional distress and all claims for attorneys' fees.

Anything to the contrary notwithstanding in this Agreement and Release or the Employment Agreement, nothing herein shall release any Released Party from any claims or damages based on (i) any right or claim that arises after the date of this Agreement and Release, (ii) any right the Executive may have to enforce the Employment Agreement or this Agreement and Release, (iii) any right the Executive may have to vested benefits under any applicable plan, policy, program, award or agreement of the Company; (iv) the Executive's eligibility for indemnification in accordance with applicable laws or the Company's certificate of incorporation or by-laws, or under any applicable insurance policy with respect to any liability the Executive incurs or has incurred as a director or officer of the Company; (v) any rights arising out of any investor relationship the Executive has with the Company or any affiliate, including, but not limited to, any claim pertaining to securities or other financial instruments, investments or partnerships; or (vi) any claims of a personal nature unrelated to the business of the Company or any affiliate.

2.   The Executive expressly acknowledges and agrees that this Agreement and Release fully and finally releases and fully resolves any and all disputes between him and any Released Party with respect to the claims released herein, including those that are unknown, unanticipated or unsuspected or which may hereafter arise as a result of the discovery of new or additional facts. Accordingly, the Executive expressly waives all of his rights under California Civil Code § 1542, which provides that

> A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

The Executive also expressly waives all rights under any other statute, legal decisions or common law principles of similar effect.

3.   The Executive acknowledges that he has been provided a period of at least 21 calendar days in which to consider and execute this Agreement and Release. The Executive further acknowledges and understands that he has seven calendar days from the date on which he executes this Agreement and Release to revoke his acceptance of this Agreement and Release by delivering to the Company written notification of his intention to revoke this Agreement and Release in accordance with the notice provision in Section 17 of the Employment Agreement. If the Executive so revokes his agreement to this Agreement and Release he shall not be entitled to the payments, benefits and other entitlements provided pursuant to Section 9 of the Employment Agreement. This Agreement and Release becomes effective when signed by the Executive

unless revoked in writing in accordance with this seven-day provision. To the extent that the Executive has not otherwise done so, the Executive is advised to consult with an attorney prior to executing this Agreement and Release.

4.   The Executive agrees never to file a claim against any Released Party with respect to the claims released by the Executive herein. If the Executive files such a claim, he agrees to pay all costs incurred by the Released Party, including attorneys' fees, in defending against such claim.

IN WITNESS WHEREOF, the Executive has executed this Agreement and Release as of the date written below.

_____

Mark Sopp

Date: _____